United States Securities and Exchange Commission
                        Washington,  D.C.  20549

                        Schedule 13D

        Under the Securities Exchange Act of 1934
                (Amendment No.  6)


Name of Issuer: Hi-Lo Automotive Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062

Item 4. Purpose of Transaction

        The Hwang Family Limited Partnership, Kwang-chou Hwang, Ming-Ing Hwang, Fred J. Hwang, Larry D. Smith, and Michael A. Ward are now reporting that they no longer plan on pursuing proxies for the upcoming May 20, 1997 stockholders meeting. Previously we had reported that we planned on trying to nominate and elect three directors. This is no longer the case.

May 7, 1997


        We certify that the information set forth in this statement is true, complete and correct.

/s/ Kwang-chou Hwang    Kwang-chou Hwang
/s/ Ming-Ing H. Hwang   Ming-Ing H. Hwang
/s/ Larry D.  Smith     Larry D.  Smith
/s/ Fred J.  Hwang      Fred J.  Hwang
/s/ Michael A.  Ward    Michael A.  Ward